# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verb Technology Company, Inc., CIK 0001566610
CUSIP: 92337U302
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3024 Sierra Juniper Court, Las Vegas, Nevada (NV), 89138
Date of event which requires filing of this statement: 07/31/2025
Amends the filing with accession number 0001641172-25-018895
Filed by CIK 0001434693
Persons authorized to receive notices and communications: James P. Geiskopf, 3024 Sierra Juniper Court, Las Vegas, Nevada (NV), 89138, (855) 250-2300

## Reporting persons
- James P. Geiskopf (CIK 0001434693): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 801,616; shared voting power 0; sole dispositive power 801,616; shared dispositive power 0; aggregate amount beneficially owned 801,616 (25.7% of the class)
  Comment: The number of securities in Rows 7, 9 and 11 represents beneficial ownership of (i) 400,000 restricted stock units, of which all 400,000 have vested, (ii) 160,000 restricted stock units, of which all 160,000 have vested, (iii) 80,000 restricted stock units, of which all 80,000 have vested (iv) 60,000 restricted stock units, of which all 60,000 have vested, (v) 60,000 restricted stock units, of which all 60,000 have vested, (vi) 169 shares of common stock, (vii) 40,589 restricted stock units, of which 40,589 have vested, and (viii) 858 shares of common stock underlying stock options exercisable within 60 days.
  
  This percentage is calculated based upon 3,113,616 shares of common stock issued and outstanding as of August 5, 2025 and 858 shares of common stock issuable upon exercise of the options that are exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Verb Technology Company, Inc.
Address of issuer's principal executive offices: 3024 Sierra Juniper Court, Las Vegas, Nevada (NV), 89138

## Item 2. Identity and Background
Name of person filing: James P. Geiskopf
Residence or business address: 3024 Sierra Juniper Court, Las Vegas, NV 89138
Present principal occupation or employment: Lead Director of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and restated as follows:

On October 8, 2019, November 11, 2019, and December 9, 2019, the board of directors of the Issuer granted Restricted Stock Awards to the Reporting Person equal to 1 share of common stock.

In connection with the Issuer's up-listing to The Nasdaq Capital Market, its underwritten public offering, and its acquisition of Verb Direct, LLC, the Reporting Person, as the Company's Lead Director, earned (i) a bonus equal to $150,000, which was payable in 17 shares of the Company's common stock based on the volume weighted average price ("VWAP") of the common stock for the 30-trading day period prior to December 23, 2019, and (ii) a restricted stock award ("RSA") award of 18 shares of common stock (equal to $160,000). The bonus shares and the RSA shares vested immediately on the grant date.

On December 23, 2019, the board of directors of the Issuer granted a restricted stock award to the Reporting Person equal to 18 shares of common stock representing the stock component of the Reporting Person's annual compensation. The restricted stock award vested on the one-year anniversary of the date of grant.

On April 10, 2020, the Issuer granted 2 shares of common stock to the Reporting Person pursuant to the Issuer's COVID-19 Full Employment and Cash Preservation Plan approved by Issuer's Board of Directors that provided for, among other things, the reduction in the cash compensation of directors, officers and staff of issuer, including Reporting Person, for a period not to exceed three months.

On July 29, 2020, the board of directors of the Issuer granted a stock award to the Reporting Person equal to 5 shares of common stock representing the stock component of the Reporting Person's bonus.

On July 29, 2020, the board of directors of the Issuer granted a restricted stock award to the Reporting Person equal to 19 shares of common stock representing the stock component of the Reporting Person's annual compensation. The restricted stock award vested on the one-year anniversary of the date of grant.

On January 4, 2021, the board of directors of the Issuer granted a restricted stock award to the Reporting Person equal to 13 shares of common stock representing the stock component of the Reporting Person's annual compensation. The restricted stock award vested on the one-year anniversary of the date of grant.

On November 17, 2022, the board of directors of the Issuer granted the Reporting Person stock options to purchase 26 shares of common stock. The stock options fully vested upon grant.

On November 17, 2022, 17 restricted stock unit awards were granted as consideration for the Reporting Person's agreement to accept a 25% reduction in cash compensation for a period of four months. The restricted stock unit awards were granted pursuant to the 2019 Plan and vest in equal installments on the last day of each month over the four-month period, commencing on December 31, 2022. Subsequent to January 20, 2022, 8 of these shares were cancelled.

On January 20, 2023, the board of directors of the Issuer cancelled a previous grant of a restricted stock award of 17 shares of common stock to the Reporting Person and issued a stock option to the Reporting Person to purchase 17 shares of common stock.

On June 21, 2023, 50 shares of common stock were issued to the Reporting Person in consideration of the deferment of a portion of the Reporting Person's cash salary in connection with the Issuer's cash preservation and cost reduction program.

On June 21, 2023, the compensation committee of the Issuer's board of directors adopted the annual recommendation of an independent compensation consulting firm retained to determine compensation for the Issuer's executives and board members, granting a stock option to the Reporting Person equal to 815 shares of common stock that vested on the first anniversary.

On November 7, 2024, the compensation committee of the Issuer's board of directors adopted the annual recommendation of an independent compensation consulting firm retained to determine compensation for the Issuer's executives and board members, granting 16,310 restricted stock units to the Reporting Person that will vest on the first anniversary of the grant.

On January 7, 2025, the compensation committee of the Issuer's board of directors adopted the annual recommendation of an independent compensation consulting firm retained to determine compensation for the Issuer's executives and board members, granting 24,279 restricted stock units to the Reporting Person as compensation for the fiscal year ending December 31, 2025, that will vest on the first anniversary of the grant.

On March 10, 2025, the Reporting Person received 60,000 restricted stock units pursuant to that certain Corporate Action, Change of Control, and Extraordinary Performance Agreement dated October 31, 2024. The RSUs vested on the grant date.

On April 10, 2025, the Reporting Person received 60,000 restricted stock units pursuant to that certain Corporate Action, Change of Control, and Extraordinary Performance Agreement dated October 31, 2024. The RSUs vested on the grant date.

On July 7, 2025, the Reporting Person received 80,000 restricted stock units pursuant to that certain Corporate Action, Change of Control, and Extraordinary Performance Agreement dated October 31, 2024. The RSUs vested on the grant date.

On July 31, 2025, the Reporting Person was granted 160,000 restricted stock units that were issued on August 1, 2025, pursuant to that certain Corporate Action, Change of Control, and Extraordinary Performance Agreement dated October 31, 2024. The RSUs vested on the grant date.

On August 2, 2025, the Reporting Person was granted 40,589 restricted stock units that were issued on August 4, 2025, pursuant to existing RSU agreements.

On August 2, 2025, the Reporting Person was granted 400,000 restricted stock units that were issued on August 4, 2025, in partial consideration of an expansive 4-year non-compete agreement. The RSUs vested on the grant date.

Other than as disclosed above, all other shares of common stock and options held directly by the Reporting Person have been granted to the Reporting Person in connection with his services to the Issuer as the Issuer's Lead Director.

## Item 4. Purpose of Transaction
Purpose of transaction: As of the date hereof, the Reporting Person does not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person currently beneficially owns 801,616 shares of common stock, including (i) 400,000 restricted stock units, of which all 400,000 have vested, (ii) 160,000 restricted stock units, of which all 160,000 have vested, (iii) 80,000 restricted stock units, of which all 80,000 have vested, (iv) 60,000 restricted stock units, of which all 60,000 have vested, (v) 60,000 restricted stock units, of which all 60,000 have vested, (vi) 169 shares of common stock, (vii) 40,589 restricted stock units, of which 40,589 have vested, and (viii) 858 shares of common stock underlying stock options exercisable within 60 days, which represents 25.7% of the outstanding shares of common stock of the Issuer. Such percentage is calculated based on 3,113,616 shares of common stock outstanding as of August 5, 2025 and 858 shares of common stock issuable upon exercise of the options exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person currently beneficially owns 801,616 shares of common stock, including (i) 400,000 restricted stock units, of which all 400,000 have vested, (ii) 160,000 restricted stock units, of which all 160,000 have vested, (iii) 80,000 restricted stock units, of which all 80,000 have vested (iv) 60,000 restricted stock units, of which all 60,000 have vested, (v) 60,000 restricted stock units, of which all 60,000 have vested, (vi) 169 shares of common stock, (vii) 40,589 restricted stock units, of which 40,589 have vested, and (viii) 858 shares of common stock underlying stock options exercisable within 60 days, which represents 25.7% of the outstanding shares of common stock of the Issuer. Such percentage is calculated based on 3,113,616 shares of common stock outstanding as of August 5, 2025 and 858 shares of common stock issuable upon exercise of the options exercisable within 60 days.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were effected within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 31, 2024, the Issuer entered into a Corporate Action, Change of Control, and Extraordinary Performance Agreement (the "Agreement") with James P. Geiskopf, Lead Director of the Company, (the "Awardee") pursuant to which the Company will issue fully vested restricted stock units ("RSU") subject to certain triggering events (the "Triggering Events"), as described in the Agreement. Each RSU represents the right to be issued one share of common stock (the shares upon vesting, are subject to the restrictions as set forth in the Agreement, under the Company's 2019 Omnibus Incentive Plan, or the RSU award agreement).

The Triggering Events also include partial issuances of RSU's to the Awardee through the achievement of extraordinary performance-based quarterly revenue milestones as determined by the Board (the "Revenue Milestones"), and as measured on specific dates, each a "Measurement Date" defined as December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025, and December 31, 2025, and the Awardee providing continuous services through the achievement of such milestones. Pursuant to the Agreement, each Awardee may be entitled to receive between 40,000 and 80,000 RSU's upon achieving the Revenue Milestones. The achievement of each of the applicable quarterly Revenue Milestones on each Measurement Date will be reasonably determined by the Company's Board of Directors.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Signatures
- James P. Geiskopf: /s/ James P. Geiskopf, James P. Geiskopf (08/05/2025)